UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MDU Communications International, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

582828109
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582828109			Page 2 of 5 pages
1	Names of Reporting Persons		Whetstone Capital, LP
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization		Delaware
Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	318,950
	6	Shared Voting Power	0
	7	Sole Dispositive Power	318,950
	8	Shared Dispositive Power	0
9	Aggregate Amount Beneficially Owned by Each Reporting Person		318,950
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]
11	Percent of Class Represented by Amount in Row (9)		5.62%*
12	Type of Reporting Person		PN
*
The percentage reported in row (11) is calculated based upon 5,672,820 shares of Common Stock of the Issuer issued and outstanding on December 21, 2012 (as reflected in its Annual Report on Form 10-K for the fiscal year ended September 30, 2012).

CUSIP No. 582828109 Page 3 of 5 pages

Item 1(a)	Name of Issuer: MDU Communications International, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices:
60-D Commerce Way Totowa, New Jersey
Item 2(a)	Name of Person Filing: Whetstone Capital, LP
Item 2(b)	Address of Principal Business Office or, if none, Residence:
2001 Shawnee Mission Parkway Mission Woods, Kansas 66205
Item 2(c)	Citizenship: Whetstone Capital, LP, is a limited partnership formed under Delaware law.
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2(e)	CUSIP Number: 582828109
Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

CUSIP No. 582828109	Page 4 of 5 pages
(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:		318,950

(b)	Percent of class:		5.62%*

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote:	318,950

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:	318,950

	(iv)	shared power to dispose or to direct the disposition of:	0

____________

*    The percentage reported in row (11) is calculated based upon 5,672,820 shares of Common Stock of the Issuer issued and outstanding on December 21, 2012 (as reflected in its Annual Report on Form 10-K for the fiscal year ended September 30, 2012).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP No. 582828109	Page 5 of 5 pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2013

WHETSTONE CAPITAL, LP

By:	Whetstone Capital Advisors, LLC, its General Partner
	By:	/s/ David A. Atterbury
David A. Atterbury, President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.